UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 June 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (10 June 2015)	Announcement Deirdre Mahlan to be appointed President N America (30 June 2015)
Announcement Diageo Executive Announcement (15 June 2015)	Announcement Total Voting Rights (30 June 2015)

Diageo PLC - Director/PDMR Shareholding
Dated 15 June 2015

TO:                                      Regulatory Information Service
                                             PR Newswire

RE:                                      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 June 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 June 2015  under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director           Number of Ordinary Shares

D Mahlan                        9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 20 June 2015 under the Plan, by the Trustee:

Name of PDMR              Number of Ordinary Shares

N Blazquez                      9

D Cutter                          10

S Moriarty                      9

L Wood                          11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.75.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 June 2015 that Dr FB Humer, a director of the Company, had purchased 441 Ordinary Shares on 10 June 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.75.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director             Number of Ordinary Shares

Dr FB Humer                    60,097

D Mahlan                         280,571 (of which 137,626 are held as ADS)*

Name of PDMR               Number of Ordinary Shares

N Blazquez                       79,422

D Cutter                           11,911**

S Moriarty                       42,358

L Wood                           5,992

J Fahey

Senior Company Secretarial Assistant

10 June 2015

* 1 ADS is the equivalent of 4 Ordinary Shares.

** The change from previously announced figure is due to a reclassification of 1,077 Ordinary Shares, that no longer form part of the number of Ordinary Shares held by Mr Cutter.

Diageo PLC - Diageo Executive Announcement
Dated 15 June 2015

15 June 2015
Diageo Executive Announcement

Larry Schwartz, President Diageo North America, celebrates 40 years in the drinks industry and Diageo announces his intention to retire

Diageo has announced that Larry Schwartz, President Diageo North America, who today celebrates 40 years in the drinks industry, will retire by the end of the calendar year. Larry's successor will be the subject of a further announcement in due course.

Larry Schwartz, President Diageo North America, said:

"I am proud to be a bartender's son and grandson, and am so privileged to have enjoyed 40 years in an industry I love. Working with Diageo's brands and people has been the highlight of a career that has brought me much joy. It has been an honour to work alongside Ivan and all my colleagues in Diageo over these past 15 years."

Ivan Menezes, Chief Executive, said:

"Today is an opportunity to recognise Larry's achievements and thank him for his commitment and dedication to Diageo. Through his strong relationships across the industry and within Diageo and his passion for our business and our brands he has helped build Diageo's leadership position in our largest market.

"The Board and I will announce Larry's successor in due course. This is a strong business and until he retires Larry will support the new leader of our North American business as they implement the changes needed to deliver improving performance."

ENDS

For further information

Media relations:	Vickie Sheriff +44 (0) 208 978 6155
Kirsty King +44 (0) 208 978 6855
global.press.office@diageo.com

Investor relations:	Colette Wright +44 (0) 208 978 1380
Pier Falcione +44 (0) 208 978 4838
Angela Ryker Gallagher +44 (0) 208 978 4911
James Crampton +44 (0)208 978 4613
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC - Deirdre Mahlan to be appointed President N America
Dated 30 June 2015

30 June 2015

Diageo announces that Deirdre Mahlan is to be appointed President, Diageo North America

Diageo recently announced that Larry Schwartz, President North America would retire by the end of this calendar year. Today, Diageo has announced that Deirdre Mahlan, currently Chief Financial Officer, is to be appointed President Diageo North America. Deirdre's replacement will be announced in due course and until that time she will continue in her current role as CFO of Diageo.

Ivan Menezes, Chief Executive said:

"Diageo North America is a strong business and we are determined to deliver on that strength. Today we announced a number of organisational changes in Diageo North America and I am delighted that we can also announce that Deirdre will be leading this change. Deirdre has been an exceptional CFO and has the skills, together with experience of the market, to lead the next stage of growth in North America".

ENDS

For further information

Media relations:	Kirsty King +44 (0) 208 978 6855
global.press.office@diageo.com

Investor relations:	Colette Wright +44 (0) 208 978 1380
Pier Falcione +44 (0) 208 978 4838
James Crampton +44 (0)208 978 4613
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC - Total Voting Rights
Dated 30 June 2015

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,308,400 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 239,252,846 Ordinary Shares are held in Treasury, in respect of which, voting rights are not exercised.

Therefore, the total number of voting rights in the Company is 2,515,055,554 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls
Deputy Company Secretary

30 June 2015

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 July 2015	By: /s/A Syed
Name: A Syed
Title: Company Secretariat